May 30, 2019

Mark Jensen
Chief Executive Officer
American Resources Corp
9002 Technology Drive
Fishers, Indiana 46038

       Re: American Resources Corp.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 3, 2019
           File No. 001-38816

Dear Mr. Jensen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications